Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	IMPACT CAPITAL LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	5 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JALPONT PTY LTD
Date of change	12 September 2007
No. of securities held prior to change	1,842,235
Class	ORDINARY SHARES
Number acquired	10,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,200
No. of securities held after change	1,852,235
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

dw 10/19

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 8000 Fax (07) 3211 8933
Email: info@impactcapital.com.au
Website: www.impactcapital.com.au

ASX / MEDIA RELEASE **17th September 2007**

NEW PRODUCTS TO BROADEN MARKET FOCUS AND DRIVE GROWTH
PROPERTY MARKETING FINANCE LAUNCHED

NICHE lender Impact Capital Ltd (ASX Code: ICD) has today launched a property marketing finance product which represents the Company's first move to expand its well-established business model beyond the legal sector.

The innovative new product called *Property Marketing Finance* has the potential to revolutionise Australia's multi–billion dollar real estate auction market.

Property Marketing Finance allows vendors to borrow for the costs associated with marketing their property such as professional photography, newspaper advertising and website promotion.

The loan is repaid from the proceeds once the sale of the recipient's property has been settled. If the property fails to sell the loan becomes repayable via 12 monthly instalments.

Impact Capital's Managing Director Russell Templeton said *Property Marketing Finance* was being rolled out nationally and would be made available through most of Australia's leading realtors.

"This product will provide an easy and cost-effective avenue for property sellers to access sufficient funds to meet the marketing costs for properties going to auction," he said.

"While auction is the preferred property marketing route within the real estate industry most agents simply will not carry the credit and cash flow risks associated with covering the advertising costs in-house."

There are no comparable products available to the real estate market which handles some 143,000 residential auctions a year involving property worth about $45.9 billion.

Mr Templeton said the associated marketing costs were estimated to be around 1 per cent of valuations.

"This means we are dealing with a total market worth $460 million a year," he said. "We believe *Property Marketing Finance* will also be an excellent sales tool for real estate agents who we expect will actively promote the product as a means of gaining exclusive listings and generating improved results."

Raine & Horne's Queensland Chief Executive Stephen Sharry said *Property Marketing Finance* had great potential within the real estate sector because it provided a simple solution to a common problem.

"We consider marketing to be one of the most important aspects when it comes to selling a property and are therefore delighted to work with Impact Capital to provide this unique funding package" he said.

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 8000 Fax (07) 3211 8933
Email: info@impactcapital.com.au
Website: www.impactcapital.com.au

Mr Templeton said Impact Capital would also soon launch several other niche loan products designed to address and solve cash flow problems in various other business sectors in Australia and New Zealand.

"Impact Capital has established itself as Australia's premier legal services lender and while doing so has developed a business model with back office systems and processes which are scaleable and readily adaptable to other applications," he said.

"We are also looking to target various service sectors reliant on the payment of commissions and brokerage and pursue other niche-lending opportunities where Impact Capital can leverage its expertise to obtain appropriate and adequate security."

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding;
- Outlay disbursement funding for key legal firms and their clients; and
- Property Marketing Finance.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Or

Richard Owen
Principal Consultant, Three Plus
+ 61 (0) 7 3503 5700
+ 61 (0) 412 869 937

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LAWRENCE JAMES LITZOW
Date of last notice	4 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Theseus Capital Pty Ltd, as registered holder of 700,000 ordinary shares, disposed of all of these shares at the direction of the majority of its members. DOMINION CREDIT PTY LTD is a minority member of Theseus Capital Pty Ltd holding only 10% of that company's issued shares.
Date of change	30 August 2007
No. of securities held prior to change	2,550,000
Class	ORDINARY SHARES
Number acquired	
Number disposed	70,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,400

+ See chapter 19 for defined terms.

No. of securities held after change	2,480,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**IMPACT CAPITAL LIMITED**
ABN:	**22 094 503 385**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUSSELL ERIC TEMPLETON
Date of last notice	26 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Theseus Capital Pty Ltd, as registered holder of 700,000 ordinary shares, disposed of all of these shares at the direction of the majority of its members. JALPONT PTY LTD AS TRUSTEE is a minority member of Theseus Capital Pty Ltd holding 10% of that company's issued shares.
Date of change	30 August 2007
No. of securities held prior to change	1,912,235
Class	ORDINARY SHARES
Number acquired	
Number disposed	70,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,400

+ See chapter 19 for defined terms.

No. of securities held after change	1,842,235
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: IMPACT CAPITAL LTD

ACN/ARSN: 094 503 385

1. Details of substantial holder(1)

Name: THESEUS CAPITAL PTY LTD

ACN/ARSN (if applicable): 107 926 512

There was a change in the interests of the substantial holder on: 30/5/07

The previous notice was given to the company on: 5/10/05

The previous notice was dated: 5/10/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	3770000	5.50%	1,550,000	2.42%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30-5-07	THESEUS CAPITAL PTY LTD	SALE ON MARKET	$1,364,000	ORD 2,200,000	3.35%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
THESEUS CAPITAL PTY LTD	THESEUS CAPITAL PTY LTD	THESEUS CAPITAL PTY LTD	BENEFICIAL OWNER	ORD 1,550,000	2.42%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
THESEUS CAPITAL	5 MASTERS STREET
Pty Ltd	NEWSTEAD Q 4006

Signature

print name LITZOW, LAWRENCE JAMES capacity SECRETARY

sign here [signature] date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 07 3211 8000 Fax (07) 3211 8933
Email: info@impactcapital.com.au
Website: www.impactcapital.com.au

ASX / MEDIA RELEASE

5 September 2007

BANKWEST DEBT FACILITY

The Board of Impact Capital Limited (ASX Code: ICD) is pleased to advise that the Company has completed the transition of its debt facilities to Bank of Western Australia Ltd ("BankWest") a wholly owned subsidiary of HBOS.

The new $50.5 million facility with BankWest replaces the previous facility with the National Australia Bank and is subject to the following key terms:

Facility:	Cash Advance, Multi-Option, Interest Rate Management and Equipment Finance Facility;
Term:	3 years;
Purpose:	To fund future growth and working capital requirements;
Repayments:	Interest only, full repayment on expiry;
Security:	Fixed and Floating Charge over all of the assets of the Company and its subsidiaries;
Covenants:	Normal commercial, financial and reporting covenants including the Group maintaining an acceptable loan to valuation ratio (LVR) and interest cover ratio.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance funding loans; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+61 (0) 7 3211 8000
+61 (0) 411 488 850

END